UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D/A

Under the Securities Exchange Act of 1934

Amendment No. 1

Pope Resources, A Delaware Limited Partnership

(Name of Issuer)

Limited Partnership Units

(Title of Class of Securities)

732857107

(CUSIP Number)

Marcus J. Williams

Davis Wright Tremaine LLP

920 Fifth Avenue, Suite 3300

Seattle, WA 98104

(206) 622-3150

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

November 5, 2019

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§ 240.13d-1(e), 240.13d-1(f), or 240.13d-1(g), check the following box.  ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See § 240.13d-7 for other parties to whom copies are to be sent.

*

The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 732857107

1	NAMES OF REPORTING PERSONS Pope MGP, Inc. (1)
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS) (a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS (SEE INSTRUCTIONS) WC
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER: 6,000
	8	SHARED VOTING POWER: 0
	9	SOLE DISPOSITIVE POWER: 6,000
	10	SHARED DISPOSITIVE POWER: 0

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 6,000
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW 11 EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 11 * (2)
14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) CO

*	Less than one percent.
(1)	Pope MGP, Inc. is the managing general partner of the Issuer and in such capacity exercises substantial control over the Issuer’s business and affairs.
(2)

Based on 4,354,927 units of the Issuer’s limited partnership interests outstanding as of October 31, 2019, as reported on the Issuer’s Quarterly Report on Form 10-Q for the fiscal quarter ended September 30, 2019, filed with the Securities and Exchange Commission (“Commission”) on November 6, 2019.

Schedule 13D/A

Amendment No. 1

This Amendment No. 1 to Schedule 13D (this “Amendment No. 1”) relates to limited partner units and the associated depositary receipts (together, “Units”) of Pope Resources, A Delaware Limited Partnership (the “Partnership”), and amends the Schedule 13D previously filed with the Securities and Exchange Commission by Pope MGP, Inc., and certain other reporting persons on April 8, 2019 (“Schedule 13D”), by furnishing the information set forth below. Except as otherwise specified in this Amendment No. 1, all previous Items are unchanged. Capitalized terms used herein which are not defined herein have the meanings given to them in the Schedule 13D, as previously filed.

ITEM 2.	IDENTITY AND BACKGROUND

The person filing this statement and the persons enumerated in Instruction C of Schedule 13D with respect to such person and, where applicable, their respective places of organization, general partners, directors, executive officers and controlling persons, and the information regarding them are as follows:

(a)	Pope MGP, Inc., a Delaware corporation (the “Reporting Person”).

(b)	The business address of the Reporting Person is 19950 7th Avenue NE, Suite 200, Poulsbo, Washington 98370.

(c)	Present principal occupation or employment of the Reporting Person and the name, principal business and address of any corporation or other organization in which such employment is conducted:

The Reporting Person is the managing general partner of the Partnership.

(d)	During the last five years, the Reporting Person has not been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

(e)

During the last five years, the Reporting Person has not been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

(f)	U.S.A.

Information pertaining to the matters called for by paragraphs (a) through (f) of this Item with respect to the executive officers and directors of the Reporting Persons is set forth in the Partnership’s Annual Report on Form 10-K for the fiscal year ended December 31, 2018, filed by the Partnership on March 5, 2019, and is incorporated herein by reference.

The Reporting Person is filing this Amendment No. 1 to Schedule 13D solely with respect to the Reporting Person to report certain matters set forth in Item 4 hereof on account of the Reporting Person’s role in such matters as managing general partner of the Partnership. The Reporting Person has withdrawn as a party to the Agreement Regarding Joint Filing dated as of April 8, 2019, and filed as Exhibit 99.7.1 to the Schedule 13D, and will file separately from the several reporting persons identified in the Schedule 13D with respect to the matters reported herein and in the Schedule 13D.

ITEM 4.	PURPOSE OF TRANSACTION

Item 4 of the Schedule 13D with respect to the Reporting Person is hereby supplemented with the following information:

On November 5, 2019, the Partnership issued a press release announcing that the Partnership is in discussions with parties regarding a potential transaction, which may include a merger or an acquisition of the Partnership. The foregoing description of the press release does not purport to be complete and is qualified in its entirety by reference to the full text of the press release (including the full text of the forward-looking statements section contained therein), which is filed as an exhibit to this Amendment No. 1 and incorporated by reference herein.

ITEM 7.	MATERIALS TO BE FILED AS EXHIBITS

7.1

Amended and Restated Agreement of Limited Partnership of Pope Resources, A Delaware Limited Partnership, dated February 20, 2019, filed as Exhibit 3.2 to the Partnership’s Annual Report on Form 10-K for the fiscal year ended December 31, 2018, and incorporated herein by reference.

7.2

Shareholders Agreement entered into by and among Pope MGP, Inc., Pope EGP, Inc., Peter T. Pope, Emily T. Andrews, P&T, present and future directors of Pope MGP, Inc. and the Partnership, dated as of November 7, 1985, filed as Exhibit 9.1 to the Partnership’s Annual Report on Form 10-K for the fiscal year ended December 31, 2018, and incorporated herein by reference.

7.3	Press release of the Partnership dated as of November 5, 2019, filed as Exhibit 99.1 to the Partnership’s Current Report on Form 8-K filed as of November 6, 2019, and incorporated herein by reference.

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

POPE MGP, INC.

Date: November 7, 2019	/s/ Thomas M. Ringo
	By:	Thomas M. Ringo
	Title:	President